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                             August 19, 2021

       Igor Volshteyn
       President
       Spartacus Acquisition Shelf Corp.
       6470 E Johns Crossing, Suite 490
       Duluth, GA 30097

                                                        Re: Spartacus
Acquisition Shelf Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed August 12,
2021
                                                            File No. 333-257441

       Dear Mr. Volshteyn:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 1 to Registration Statement on Form S-4

       PIPE Financing, page 28

   1. Please revise to provide a comparison between the purchase price per PIPE Share versus the most recent closing
price of the Class A Common Stock.
       Certain Projected Financial Information, page 123

   2. We note the assumptions added to your disclosure in response to prior comment 13.
                                                        Please revise to
provide greater specificity concerning the assumptions, including quantifying the
metrics, and explain how the assumptions relate to the projected financial information. As one
example only, describe and quantify the pricing and volume
                                                        assumptions and explain
how those assumptions result in the amount of revenue disclosed
 Igor Volshteyn
Spartacus Acquisition Shelf Corp.
August 19, 2021
Page 2
      in the table for each year. Also, considering your historical revenues to date, please explain for the basis of the projections beyond year three and why you believe the growth rates and projected financial information is reasonable.
Material U.S. Federal Income Tax Consequences, page 159

3. It appears from your revisions in response to prior comment 16 that counsel's opinion will not cover the tax consequences mentioned in (i) of the first paragraph. If so, please explain why the opinion will not include the tax consequences related to the redemption of shares. Given the uncertain and complex tax consequences of the redemption that you disclose, it appears the opinion should also cover those matters.
        You may contact Charles Eastman at (202) 551-3794 or Martin James at
(202) 551-
3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or Geoff Kruczek at
(202) 551-3641 with
any other questions.



                                                          Sincerely,
FirstName LastNameIgor Volshteyn
                                                          Division of
Corporation Finance
Comapany NameSpartacus Acquisition Shelf Corp.
                                                          Office of
Manufacturing
August 19, 2021 Page 2
cc:       David A. Bartz
FirstName LastName